PRIMERO ADVISES OF DELAY IN SILVER REVENUE DUE TO DELAY IN MEXICAN EXPORTS

Toronto, Ontario, July 13, 2015 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) (NYSE:PPP) today advises that as a result of a delay in exports from its San Dimas mine in Mexico, its subsidiary Primero Empresa Minera S.A. de C.V. (“PEM”) has been delayed in selling silver. As a result approximately 880,000 ounces of silver were not sold during the second quarter of 2015, representing approximately $6.5 million in delayed revenue.

PEM’s import and export licences were suspended in May 2015 by the Mexican customs authorities due to a discrepancy over the Company’s address related to its corporate office relocation from Mexico City to Durango, Mexico. PEM has since clarified the discrepancy and has been meeting with customs officials, but has regrettably not been reinstated to the customs registry. PEM is able to source necessary supplies locally so that the San Dimas mine and mill continue to operate uninterrupted.

PEM is currently refining its gold-silver doré in Mexico and selling its gold in the normal course. However, the Company is unable to deliver silver under its silver purchase agreement with Silver Wheaton Corp., which requires delivery outside of Mexico. As a result, approximately 630,000 ounces of silver were not delivered under the silver purchase agreement in the second quarter and PEM did not get the benefit of spot sales on approximately 250,000 ounces.

Senior customs officials have confirmed that the Company’s registry status is being reviewed, but the Company has not been given a definitive date for reinstatement of the licenses. If the Company’s export licence is not reinstated before August 5, 2015, the date that its silver purchase agreement annual threshold is reset, then the Company may not realize spot silver sales in the third quarter of 2015 but could then expect to reach the annual threshold earlier in 2016.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black Fox mine and adjoining properties in the Township of Black River-Matheson near Timmins, Ontario, Canada. Primero offers immediate exposure to un-hedged, below average cash cost gold production with a substantial resource base in politically stable jurisdictions. The Company is focused on becoming a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com. For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com

CAUTIONARY NOTE ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, “Primero” or the “Company”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “forecasts”, “intends”, “anticipates”, “believes”, “will” or variations of such words and phrases or statements that certain actions, events or results “are anticipated”, “may”, “could”, “would”, “might” or “will require”, “occur” or “be achieved” or the negative connotation thereof. Forward-looking information is also identifiable in statements of currently occurring matters which will continue in future or other statements that may be stated in the present tense and are not historical facts.

Forward-looking statements in this news release include, but are not limited to, statements regarding the reinstatement of the Company’s import and export licences, the level of silver sales at spot prices; the amount of spot silver sales in third quarter 2015, the ability of the Company to source supplies locally, the ability of the Company to continue to operate the San Dimas mine and mill uninterrupted, the ability of the Company to deliver silver under its silver purchase agreement with Silver Wheaton Corp., and the Company’s intentions to become an intermediate gold producer.

The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this news release; the expectations regarding the Company’s ability to regain its export/import permit, that there are no significant disruptions affecting operations; that development and expansion projects proceed on a basis consistent with current expectations and the Company does not change its development and exploration plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remain consistent with current levels or as set out in this news release; that prices for gold and silver remain consistent with the Company's expectations; that production meets expectations; that the Company will sell some of its silver production at spot prices in 2015; that there are no material variations in the current tax and regulatory environment; that the Company will receive required permits and access to surface rights; that the Company can access financing, appropriate equipment and sufficient labour; that the political environment within Mexico will continue to support the development of environmentally safe mining projects.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including: the Company may not regain its import/export permit, the Company may not be able to continue to operate the San Dimas mine and mill uninterrupted, the Company may not be able to sell silver under its silver purchase agreement, the Company may not be able to expand production, or realize anticipated production levels; the Company may not be able to complete development projects or realize anticipated production levels, the Company may be required to change its development and exploration plans with a negative impact on production; the exchange rate between the Canadian dollar, the Mexican peso and the United States dollar may change with an adverse impact on the Company’s financial results; the optimization and expansion initiatives may not provide the benefits anticipated; the Company may not be able to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Certain of these factors are discussed in greater detail in Primero’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.